Digital Rooster.com Ltd.
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2


Cicely Luckey
Staff Accountant
Securities and Exchange Commission
Washington, D.c. 20549


Re: Response to SEC comments letter from February 14, 2005

March 28, 2005


Dear Ms. Luckey:


     Please accept this letter as a response to the Securities and Exchange Commission comments letter on Digital Rooster.com Ltd filing of Form 20-F for the year ended March 31, 2004, Form 6-K for the period ended June 30, 2004 and Form 6-K for the period ended September 30, 2004.

Form 20-F for the year ended March 31, 2004
-------------------------------------------

Item 5A.1
---------

Operating Results
-----------------

Comment:
--------
     1. Tell us how you considered Item 5A of Form 20-F in preparing your analysis of operating results. Confirm that you have discussed all material changes in operations between the years analyzed.

Response:
---------
We have analyzed operating results and confirm that all material changes in operation between years were analyzed and discussed in March 31, 2004 MD&A.

Comment:
--------
     2. In supplemental response, explain how a change in revenue has an impact on administrative expenses.

Response:
---------
We have reviewed the requirement of Item 5A of Form 20-F and advise you of the following.


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For the twelve months ended March 31, 2004 revenue was $465,812 (US $355,446)
compared to $1,479,254 (US $1,006,775). The significant decline in revenue was mainly attributable to the decrease in sales volume and prices. Also as a result of the unfavorable US exchange rate (1.3105 in year 2004 compared to 1.4693 in 2003), the revenue was decreased by $56,445 [US $355,446*(1.4693-1.3105].

Total decrease in administrative expenses was 2.6% [$894,115 (US$ 682,270) in fiscal 2004 compared to $918,413 (US$ 625,069) in fiscal 2003]. Salaries and company's common stock trading fees are the part of administrative expenses. Decline in revenue had an impact of 5% decrease in salaries [$408,004 (US$ 277,686) in year 2003 comparing to $387,008 (US$ 295,313) in 2004]. The decrease in salaries was partly offset by an increase in fees related to company's common stock trading [$35,669 (US $24,276) in year 2003 comparing to $47,062 (US $35,911) in 2004]. Revenue does not have an impact on the common stock trading fees.
There was no material change in other administrative expenses as a result of change in revenue other then salaries.

Item 5B
-------

Liquidity and capital resources
-------------------------------

Comment:
--------
     3. Explain to us how you have considered the requirement to discuss your long and short term sources of cash, as well as your long and short cash requirements in Item 5B of Form 20-F.

Response:
---------

The company has very limited resources. In order to meet company's short cash requirements, management intends to raise capital by issuing additional common shares of the company. We anticipate raising these funds through private placements of company securities with sophisticated investors. We have avoided obtaining debt financing but may have to pursue this option if we are unable to obtain equity financing on acceptable terms. We may experience difficulty in obtaining funding on favorable terms, if at all. Any financing we might obtain may contain covenants that restrict our freedom to operate our business or may require us to issue securities that have rights, preferences or privileges senior to our common stock and may dilute current shareholders' ownership interest in the Company. To the extent that we require financing and are unable to obtain it, we would be forced to significantly curtail our operations.
The company did not have any hedging activities.
The company does not have any material commitments for capital expenditures.

Comment:
--------
     4.   In a supplemental response, explain to us why you have not included the analysis of contractual obligations as required by Item 5F of Form 20-F.
Response:
---------


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
The company has no contractual obligations except for lease commitments disclosed in the Note 16 of Consolidated Financial Statements.
In 2005, we will amend the disclosure.

Financial Statements
--------------------

Auditors' Report, page 1
------------------------

Comment:
--------
     5. Reference is made to the scope paragraph of the audit report. How does the language in the report comply with the requirements in PCAOB AS 1?

Response: We have noted that a reference to PCAOB was inadvertently omitted in
---------
the Auditors' report. Our auditors have advised that the requirements of PCAOB were complied with and will include this reference in the auditors' report next year.

Comment:
--------
     6.   Tell us how you considered Items 8 and 17 of Form 20-F and Rule
          3-02 of Regulation S-X in determining that it was only necessary to provide a two year comparative statement and statement of cash flows.

Response: Two years comparative income statement and statement of cash flows was
---------
presented as customary in Canada. Third year income statement (i.e. Year ended March 31, 2002) and statement of cash flows was included in the previously filed 20-F. We have reviewed Items 8 and 17 of Form 20-F and Rule 3-02 of Regulation S-X, and will provide comparative income statement and statement of cash flows for each of three years preceding the date of the most recent audited balance sheet starting this year.


Consolidated Statement of Operations, Page 4
--------------------------------------------

Comment:
--------
     7. Explain to us how you considered the need to separately disclose revenues derived from the sale of products and services and the related cost of sales on the face of your income statement. Reference is made to Form 20-F and Rule 5-03 of Regulations S-X.

Response: The Company views revenue from different sources as a part of the same
---------
business as per the Company's business model. Accordingly, revenues and related cost of sale was presented on a combined basis on the face of income statements. The Company is reviewing its business model and will disclose revenues and costs of sales in accordance with Item 17 of Form 20-F and Rule 5-03 or Regulation S-X on a going forward basis providing appropriate details as required.

Consolidated Statement of Cash Flows, Page 5
--------------------------------------------

Comment:
--------


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
     8. In a supplemental response, confirm whether all share disclosures as per share calculations throughout the filing have been retroactively restated in the earliest period presented to record the declaration of the March 17, 2004 stock dividend effected as a stock split.

Response:
---------
We have noticed that the weighted average number of shares calculation was not retroactively restated for the years preceding 2003. The following is information after giving effect to the declaration of March 17, 2004 stock dividend effected as stock split.

20-F page 1 loss per share and weighted average calculation
-----------------------------------------------------------

           Year ended     Seven Months     Year Ended    Year Ended
          August 31/99  Ended Mach 31/00  March 31/01   March 31/02
           Web Dream      Consolidated    Consolidated  Consolidated
          ------------  ----------------  ------------  ------------
Loss per
Share            -0.38             -0.47         -0.82         -0.87

Weighted
Average        356,290           915,056     1,083,563     1,192,182


Gain on dilution of investment in subsidiary, Page 15
-----------------------------------------------------

Comment:
--------
     9. In a supplemental response, explain to us how you have accounted for the distribution of shares in your Avrada subsidiary.

          Tell us how you have determined that the subsidiary should be consolidated given the fact that you appear to have a 42% interest in the entity.

Response: The Company recognized a gain on the issuance of shares from the
---------
treasury of Avarda subsidiary for proceeds of $559,144 as a result of dilution of Company's shareholding in Avarda. Since, Avarda did not have any significant net realizable assets at the time of issuance of shares; the Company allocated an equal amount to goodwill.

The financial results of Avarda subsidiary were consolidated as management of the Company had control on the affairs of Avarda at the financial and board level. The Company had full control on the mind and management of Avarda and made all strategic business decisions.




We acknowledge that:


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
     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



John van Arem
Chief Executive Officer


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